June 22, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Attn:    Tonya K. Aldave

Re:	BRP Group, Inc.
Registration Statement on Form S-1
File No. 333-239345

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters, hereby join in the request of BRP Group, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m. Eastern Time on June 24, 2020, or as soon thereafter as is practicable.

We advise that we have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 under the Securities Act, please be advised that there has been distributed or will be distributed to each underwriter and dealer reasonably anticipated to be invited to participate in the distribution of the securities, a reasonable time in advance of the anticipated effective date of the registration statement, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

BOFA SECURITIES, INC.

WELLS FARGO SECURITIES, LLC

As representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael Rhodes
Name: Michael Rhodes Title: Vice President

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name: Michele A.H. Allong Title: Authorized Signatory

WELLS FARGO SECURITIES, LLC

By:	/s/ Lear Beyer
Name: Lear Beyer Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]